

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

**UNITED COMMUNITY BANKS, INC. AND
PEACH STATE BANCSHARES, INC., THE PARENT OF PEACH STATE BANK & TRUST,
ANNOUNCE MERGER AGREEMENT**

GREENVILLE, SC – April 21, 2026 – United Community Banks, Inc. (NYSE: UCB) ("United") and Peach State Bancshares, Inc. ("Peach State") announced today the execution of a definitive merger agreement (the "Merger Agreement") pursuant to which United will acquire Peach State, and its wholly-owned subsidiary, Peach State Bank & Trust ("Peach State Bank"), in a stock and cash transaction (the "Merger").

Peach State Bank is headquartered in Gainesville, Georgia, a fast-growing city in Hall County, located approximately fifty miles northeast of Atlanta. Founded in 2005, Peach State Bank has been built on a foundation of exceptional customer service and community commitment. It is an established and respected franchise with an experienced management team led by President and Chief Executive Officer Ron Quinn. Peach State Bank's high-touch, personalized approach to customer service is delivered to retail and business customers across two locations in Hall County, with branches in Gainesville and Braselton. As of March 31, 2026, Peach State Bank reported total assets of $788 million, with total loans of $498 million, and total deposits of $713 million.

"We are very pleased to join forces with Peach State to strengthen our presence in Gainesville, which is an outstanding area," said Lynn Harton, Chairman and Chief Executive Officer of United.

"United's culture and Peach State's culture fit seamlessly together, where we share a deep commitment to service and a strong presence in the communities we serve. Because we already operate in the Gainesville area, this partnership creates a unique opportunity to learn from one another, combine local knowledge, and deepen our impact. Together, we will build even stronger, service-minded teams focused on improving our communities - one customer at a time."

Ron Quinn, President and Chief Executive Officer of Peach State Bank, stated, "We have spent many years building a strong team and serving our customers in Hall County. As we considered potential partners to help move us into the next phase of our growth, it became clear that United Community was by far the best strategic fit. Their focus on the needs of the customer, combined with their larger balance sheet and expanded product and service offerings, will ensure that our customers continue to receive best in class service. They are also very focused on creating a great place to work for great people, and I know that there will be a strong culture fit across our two teams. I am excited about our partnership with United, and I believe that the combination of our teams will result in tremendous success for both parties and our customers."

Under the terms of the Merger Agreement, Peach State shareholders will be entitled to elect to receive either the per share cash consideration of $31.75 or the per share stock consideration of 0.8978 shares of United common stock for each share of Peach State common stock outstanding, subject to proration such that fifty percent of the Peach State shares will receive stock consideration and fifty percent of the shares will receive cash consideration. Additionally, stock options will be cashed out at closing. Based on United's stock price of $34.15 on April 17, 2026, the aggregate value of the Merger is $100.8 million.

The Merger is expected to be accretive to United's earnings per share by approximately $0.09 per share in 2027, the first full year of combined operations. Assuming that United repurchases shares on the open market, pursuant to its existing share repurchase program, in an amount sufficient to offset the dilution from the shares issued in the transaction, the Merger is expected to be accretive to United's earnings per share by approximately $0.12 per share in 2027. Additionally, the estimated transaction returns are consistent with United's stated acquisition criteria pertaining to tangible book value and targeted internal rates of return. The Merger Agreement was unanimously approved by the boards of directors of United and Peach State. The Merger is expected to be completed in the third quarter of 2026 and is subject to customary conditions, including regulatory approval as well as the approval of Peach State's shareholders.

Hovde Group, LLC acted as financial advisor to United, and Wachtell, Lipton, Rosen & Katz served as United's legal advisor. Piper Sandler & Co. served as Peach State's financial advisor, and Alston & Bird, LLP served as Peach State's legal advisor.

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution committed to building stronger communities and improving the financial health and well-being of its customers. United Community offers a full range of banking, mortgage, and wealth management services. As of March 31, 2026, United Community Banks, Inc. had $28.2 billion in assets and operated 200 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee. The company also manages a nationally recognized SBA lending franchise and a national equipment finance subsidiary, extending its reach to businesses across the country. United Community is the most awarded bank in the Southeast for Retail Banking Customer Satisfaction by J.D. Power, earning more awards than any other bank in the region, including recognition in 12 of the last 17 years. The company has also been named one of the "Best Banks to Work For" by *American Banker* for nine consecutive years. In commercial banking, United Community earned multiple 2026 Greenwich Best Bank awards for Small Business Banking. *Forbes* has consistently named United Community among the World's Best and America's Best Banks. Learn more at ucbi.com.

About Peach State Bancshares, Inc.

Peach State Bancshares, Inc. is the holding company for Peach State Bank & Trust. The bank is a full-service bank with two branches located in Hall County, Georgia. Peach State Bank & Trust has been a true community bank serving the needs of the Hall County community for over 20 years. As of March 31, 2026, Peach State Bank & Trust had $788 million in assets and operated offices in Gainesville and Braselton, Georgia. The company has been named to *Newsweek Magazine's* 2026 list of America's Best 500 Regional Banks and was one of only three banks in Georgia to receive the highest 5-Star ranking based on financial strength, customer satisfaction, and community banking performance.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the Merger, the expected benefits of the Merger and the estimated returns and other financial impacts of the Merger to United. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain the necessary approval by the shareholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of Peach State's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with United's pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United's issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's and Peach State's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither United nor Peach State undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or Peach State to predict their occurrence or how they will affect United or Peach State.

United and Peach State qualify all forward-looking statements by these cautionary statements.

Important Information About the Merger and Where to Find It

In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Peach State to be sent to Peach State's shareholders seeking their approval of the Merger Agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF PEACH STATE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE, AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the "Investor Relations" section of United's website at www.ucbi.com or from Peach State at Peach State's website at www.peachstate.bank. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or Peach State Bancshares, Inc., 121 E. E. Butler Parkway, Gainesville, Georgia 30501, Attn: Ron Quinn, Telephone: (770) 531-2767.

Participants in the Solicitation

United, Peach State, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from Peach State's shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings "Director Compensation," "Director Independence," "Executive Compensation," and "Security Ownership" in United's definitive proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 1, 2026 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000857855/000110465926038366/tm252027 2-3_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United's definitive proxy statement in connection with its 2026 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(U CB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of Peach State and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described above.